DREYFUS BNY MELLON FUNDS, INC.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

January 16, 2014

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention:  Karen L. Rossotto

Re:	Dreyfus BNY Mellon Funds, Inc. (CIK No.: 0001591556)
Request for Withdrawal of Amendment

Ladies and Gentlemen:

Dreyfus BNY Mellon Funds, Inc. (the "Registrant") respectfully requests that the amendment (the "Amendment") filed with the Securities and Exchange Commission (the "Commission") on January 13, 2014 (Accession No.: 0000899681-14-000026) as an EDGAR submission type "N-1A/A" be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Amendment was filed in order to add a new series – Dreyfus TOBAM Emerging Markets Fund – to the Registrant, and also contained the prospectuses for Dreyfus Alternative Diversifier Strategies Fund and Dreyfus Select Managers Long/Short Equity Fund (collectively, the "Series").  The Registrant is requesting withdrawal of the Amendment so that the Series will not become effective when the Registrant's registration statement on Form N-1A (the "Registration Statement") is declared effective.  The Registrant intends to refile the Amendment with the Commission as a form type "485APOS" immediately following the declaration of effectiveness of the Registration Statement.

Please direct any questions regarding this matter to Kirk Anderson of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.5698.

Sincerely,

/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President